UBS Securities LLC

299 Park Avenue

New York, New York 10171

BMO Capital Markets Corp.

3 Times Square, 26th Floor

New York, New York 10036

Wells Fargo Securities, LLC

375 Park Avenue, 4th Floor

New York, New York 10152

April 4, 2016

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Suzanne	Hayes

Mary Beth Breslin

Christina Thomas

Keira Nakada

Joel Parker

Re:	Aeglea BioTherapeutics, Inc.

  Registration Statement on Form S-1

  Registration File No. 333-205001

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of Aeglea BioTherapeutics, Inc. (the “Company”) for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4:00 PM, Washington, D.C. time, on April 6, 2016, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Fenwick & West LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated March 28, 2016:

(i)	Dates of distribution: March 28, 2016 through the date hereof

(ii)	Number of prospective underwriters to which the preliminary prospectus was furnished: 4

(iii)	Number of prospectuses furnished to investors: approximately 4,243

(iv)	Number of prospectuses distributed to others, including the Company, the Company’s counsel, independent accountants, and underwriters’ counsel: approximately 80.

We, the undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

UBS SECURITIES LLC BMO CAPITAL MARKETS CORP. WELLS FARGO SECURITIES, LLC Acting severally on behalf of themselves and the several Underwriters

By:	UBS SECURITIES LLC

By:	/s/ Lee Schechter
	Name:	Lee Schechter
	Title:	Executive Director

By:	/s/ Matt Schainker
	Name:	Matt Schainker
	Title:	Director

By:	BMO CAPITAL MARKETS CORP.

By:	/s/ Steven Tuch
	Name:	Steven Tuch
	Title:	Managing Director

By:	WELLS FARGO SECURITIES, LLC

By:	/s/ David Herman
	Name:	David Herman
	Title:	Director